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                                                                   EXHIBIT 107

FOR IMMEDIATE RELEASE

Contacts:
Robert Harper                              Joele Frank/Brian Faw
Corporate Communications                   Abernathy MacGregor Group
713/546-8536                               212/371-5999




                DELAWARE COURT REJECTS DUAL ROLE OF SMITH BARNEY
                   IN UPR'S HOSTILE TENDER OFFER FOR PENNZOIL

HOUSTON (October 28, 1997) -- Pennzoil Company (NYSE: PZL) today announced that the Delaware Court of Chancery ruled that the confidentiality agreement and order governing discovery between Union Pacific Resources Group (NYSE: UPR) and Pennzoil unmistakably provides that Smith Barney cannot continue to act as both a financial advisor and a litigation consultant to UPR.

The Court concluded that it is improper for Smith Barney to continue providing financial advice while in possession of Pennzoil's confidential information. The Court stated that "UPR's assertion that 'litigation consultants' would be able to 'segregate mentally' confidential financial information when they switch into their role as 'financial consultants' is...an epistemological leap of heroic proportions." The Court further stated that UPR's interpretation of the confidentiality order "is not a tenable or realistic one." The Court added that Pennzoil's position "makes sense from the standpoint of practice, theory and public policy."

Pennzoil stated that "The Delaware Court's order precludes Smith Barney from continuing to serve as UPR's financial advisor in connection with UPR's hostile acquisition offer for Pennzoil. The Court's ruling is significant and has substantial implications for the Delaware Chancery action as well as the Federal securities litigation between Pennzoil and UPR pending in the U.S. District Court in Fort Worth."


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The Delaware Court also noted that "UPR does not dispute that Smith Barney has been shown confidential and highly confidential information or that Smith Barney has provided UPR with financial advice in connection with UPR's attempt to acquire Pennzoil." These facts form the basis of Pennzoil's action for misuse of "inside" information and breach of the confidentiality order against UPR and Smith Barney in the U.S. District Court in Texas where Pennzoil is seeking a permanent injunction against UPR proceeding with its hostile tender offer.

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

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